Townhall Luca Santarelli May 2023 Exhibit 99.2

Ironwood and VectivBio Announcement Timelines Communication Guidelines Questions Outline

*Indicated for the treatment of irritable bowel syndrome and chronic idiopathic constipation Proud of our work over the past several years building VectivBio and advancing our medicines Today’s outcome represents an important validation of our accomplishments as a company Ironwood became interested in VectivBio as a result of its recognition that apraglutide has a best-in-class profile and blockbuster potential Advancing the treatment of GI diseases and redefining the standard of care for GI patients One of the few biopharmaceutical companies that has discovered, developed, and now commercializes a blockbuster drug, LINZESS® (linaclotide)* Extensive gastroenterologist network can harness the full medical impact of apraglutide and maximize its commercial potential VectivBio and Ironwood Pharmaceuticals Ironwood’s existing R&D, commercial capabilities and financial resources, combined with an established track record in GI, can further enhance our goal to bring apraglutide to as many patients as possible

Founded 1998 Located in Boston, Massachusetts Ironwood Pharmaceuticals: (NASDAQ: IRWD) - At a Glance Launched LINZESS in 2012, today’s #1 prescribed branded treatment in the U.S. for adults with IBS-C or CIC Initiated guanylate cyclase program which led to discovery of LINZESS (linaclotide) in 2002 IPO in 2010 Completed spin-off of sGC business into Cyclerion Therapeutics (CYCN) in 2019 Achieved blockbuster status for LINZESS in 2022, having reached over 4.5 million adults with IBS-C or CIC Approximately 200 employees, split evenly between Boston’s headquarters and in the field

We will remain an independent company and operate that way until the deal closes It is imperative that we continue to deliver on our commitment to patients and the communities we serve You will continue to be critical for the future success of apraglutide, and Ironwood acknowledges it We have to keep focused on the critical work ahead of us What Next? Apraglutide is a Potential Best-in-Class GLP-2 for SBS-IF $1B Peak Net Sales Potential

VectivBio and Ironwood have entered into an agreement under which Ironwood will acquire VectivBio Holding AG We are targeting mid-year to close the transaction, subject to regulatory approvals and other customary closing conditions We will operate as an independent business until closing We are entering an integration period between now and closing during which many decisions will be finalized An integration team will be announced shortly, including members from Ironwood and VectivBio We are committed to providing a regular cadence of communications between today’s announcement and the closing of the transaction Today’s Announcement

VectivBio continues to operate independently between now and closing of the transaction Timelines We are committed to providing you with up-to-date information as it becomes available and will establish a regular cadence of ongoing communications May 22nd Employee announcement and initial town hall Communication with key external stakeholders including investigators and vendors Departmental meetings and individual meetings (to be continued over the next days) Week of May 22nd Regular Leadership engagement, Q&A sessions Week of May 29th Town Hall, including members from Ironwood [TBD] May 22nd Announcement of definitive agreement Mid 2023 Close of transaction Integration planning period between signing and close

Social Media General Communication Consult with your Executive Team Member or refer to provided reference materials Resources are available for external stakeholders including investigators and partners/vendors External Inquiries Communications with Ironwood Should you receive any calls or requests from the media or other interested parties, please do not respond or provide any commentary Direct all inquiries to Patrick Malloy, SVP Investor Relations & Corporate Communication Due to the sensitive nature of this transaction, we request that you only share information related to the transaction, if you wish to do so, that is posted directly by VectivBio You should refrain from adding any additional commentary to your post You should not have discussions with Ironwood outside of the formal integration planning process You may not share any information with Ironwood unless the request has come from the integration team and has been approved by a VEC member Communications Guidance

Questions and Resources Questions can be addressed to qna@vectivbio.com Resources will be posted to SharePoint as they become available

Q&A Graphic Questions? Answers.

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VectivBio AG and VectivBio US Inc. are not directly affected by the transaction and will continue to exist as subsidiaries of VectivBio Holding AG; operations will continue as-is through close Your fully executed contracts remain in full force and effect Any contractually agreed benefits will continue to apply Any outstanding equity instruments (RSPAs, RSUs, stock options) will vest in full upon closing of the Tender Offer More information will be shared throughout the coming days and weeks Employment-Related Matters Prior to Close

What can VectivBio employees expect between now and the close of the deal? It is important that the VectivBio team continues to operate our business as an independent company until the deal closes. Additional details will be made available as soon as they are available. How will this acquisition impact any current clinical studies? There should not be an impact to the continued execution of any of our ongoing clinical trials. It is imperative that that we continue to execute our studies flawlessly. We will operate as business as usual between now and closing. How will this acquisition impact any of our relationships with existing partners and vendors? We have a robust communication plan to reach out to each of our investigators, clinical research sites and vendor/partners. We are also planning a communication to all participants in our trials. We foresee no changes to any of our existing external relationship through the close of this transaction. Can I reach out to my connections at Ironwood to discuss the transaction and how we will work together? No. Until the transaction closes, there are very clear restrictions about information that can be shared between VectivBio employees and Ironwood employees, and you should not have discussions with Ironwood outside of the formal integration planning process through approved integration planning team. Once the transaction closes, we will provide additional guidance about what types of information can be shared. Initial Q&A